FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                          For the month of August 2003

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           FORM 20-F /X/ FORM 40-F /_/

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  YES/_/ NO /X/

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On August 28, 2003, G. Willi-Food International Ltd. (the "Registrant")
announced its unaudited financial results for the second quarter and for the six months ended June 30, 2003.






EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated August 28, 2003.

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                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 28, 2003

                                          By: /s/    Joseph Williger
                                              -------------------------------
                                              Name:  Joseph Williger
                                              Title: Chief Executive Officer


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                         G. WILLI-FOOD INTERNATIONAL LTD
                    ANNOUNCES RESULTS FOR THE SECOND QUARTER
                   AND FOR THE SIX MONTHS ENDED JUNE 30, 2003

                SALES DECREASE OF 8%, NET INCOME DECREASE OF 14%

Yavne, Israel, August 28, 2003.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the second quarter and the six months ended June 30, 2003.

Total sales for the six months ended June 30, 2003 decreased by 8% to NIS 72,999,000 (US$ 16,929,000) from NIS 79,305,000 (US$ 18,392,000) for the same period in 2002. The decrease in total sales for the six months ended June 30, 2003 compared to the same period in 2002 reflects the fall in the price of food products due to the deepening recession in the Israeli market, including the growth in unemployment and decreased purchasing power in the Israeli market, as well as an increase in local competition.

Gross profit for the six months ended June 30, 2003, decreased by 28% to NIS 15,495,000 (US$ 3,593,000) from NIS 21,558,000 (US$ 5,000,000) for the same period in 2002. The gross profit represents 21% of the total sales for the six months ended June 30, 2003 compared to 27% for the same period in 2002.

Operating income for the six months ended June 30, 2003 decreased by 51% to NIS 5,693,000 (US$ 1,320,000) from NIS 11,704,000 (US$ 2,714,000) for the same period in 2002.

Net income for the six months ended June 30, 2003 decreased by 14% to NIS 5,444,000 (US$ 1,265,000) from NIS 7,142,000 (US$ 1,656,000) for the same period in 2002.

The basic earnings per share for the six months ended June 30, 2003 decreased by 14% to NIS 1.27 (US$ 0.30) from NIS 1.67 (US$ 0.39) for the same period in 2002.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

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                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (ADJUSTED TO NIS OF JUNE 2003)

                                                                                                            CONVENIENCE
                                                                                                            TRANSLATION
                                                                     ADJUSTED NEW ISRAELI SHEKELS        INTO U.S. DOLLARS
                                                                      JUNE 30         DECEMBER 31,            JUNE 30
                                                                      2 0 0 3            2 0 0 2              2 0 0 3
                                                                                   I N  T H O U S A N D S
      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                                            17,797             27,538                 4,127
   Marketable securities                                                26,211             21,442                 6,079
   Trade receivables                                                    35,504             24,451                 8,234
   Other receivables and prepaid expenses                                1,772              3,211                   411
   Related parties                                                          70                  -                    16
   Inventories                                                          19,163             16,534                 4,444
                                                                        ------             ------                 -----
      TOTAL CURRENT ASSETS                                             100,517             93,176                23,311
                                                                       -------             ------                ------


PROPERTY AND EQUIPMENT, NET                                              2,759              2,840                   640


OTHER ASSETS, NET                                                           60                 60                    14
                                                                            --                 --                    --
                                                                       103,336             96,076                23,965
                                                                       =======             ======                ======

      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Payables:

      Short term bank credit and other                                      60              1,067                    14
      Trade payables                                                    13,608             11,309                 3,156
      Related parties                                                      907              1,206                   210
      Other and accrued expenses                                         3,657              2,797                   848
                                                                         -----              -----                   ---
      TOTAL CURRENT LIABILITIES                                         18,232             16,379                 4,228
                                                                        ------              ------                -----

LONG TERM LIABILITIES

    Accrued severance pay                                                  168                165                    39
    Other                                                                   15                 55                     3
                                                                            --                 --                     -
        TOTAL LONG TERM LIABILITIES                                        183                220                    42
                                                                           ---                ---                    --

SHAREHOLDERS' EQUITY                                                    84,921             79,477                19,695
                                                                        ------             ------                ------
                                                                       103,336             96,076                23,965
                                                                       =======             ======                ======

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                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         (ADJUSTED TO NIS OF JUNE 2003)


                                                                                                   CONVENIENCE TRANSLATION
                                                   ADJUSTED NEW ISRAELI SHEKELS                        INTO U.S. DOLLARS
                                              SIX MONTHS                 THREE MONTHS            SIX MONTHS        THREE MONTHS
                                                          ENDED JUNE 30,                                 ENDED JUNE 30
                                           2 0 0 3       2 0 0 2       2 0 0 3       2 0 0 2         2 0 0 3            2 0 0 3
                                                        I N T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
  Sales                                    72,999        79,305        34,776        38,832          16,929              8,065

  Cost of sales                            57,504        57,747        27,640        29,390          13,336              6,410
                                           ------        ------        ------        ------          ------              -----

     GROSS PROFIT                          15,495        21,558         7,136         9,442           3,593              1,655
                                           ------        ------         -----         -----           -----              -----

  Selling expenses                          5,422         5,127         3,101         2,382           1,257                719

  General and administrative

     expenses                               4,380         4,727         2,166         2,234           1,016                503
                                            -----         -----         -----         -----           -----                ---

     Total operating expenses               9,802         9,854         5,267         4,616           2,273              1,222
                                            -----         -----          -----        -----           -----              -----

     OPERATING INCOME                       5,693        11,704         1,869         4,826           1,320                433

 Financial income

     (expenses), net                        1,650        (2,228)        1,100        (1,723)            385                255
                                            -----        ------         -----        ------             ---                ---

  Income before taxes

     on income                              7,343         9,476         2,969         3,103           1,705                688

  Taxes on income                           1,899         2,334           590           361             440                137
                                            -----         -----           ---           ---             ---                ---

  NET INCOME                                5,444         7,142         2,379         2,742           1,265                551
                                            =====         =====         =====         =====           =====                ===


Earnings per share data:

Earnings  per share:

   Basic                                     1.27          1.67          0.56          0.64            0.30               0.13
                                             ====          ====          ====          ====            ====               ====

   Diluted                                   1.27          1.67          0.56          0.64            0.30               0.13
                                             ====          ====          ====          ====            ====               ====

Shares used in computing
    basic and diluted earnings
    per ordinary share:                 4,277,500     4,277,500     4,277,500     4,277,500        4,277,500         4,277,500
                                        =========     =========     =========     =========        =========         =========

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